UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Arch Capital Group Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G0450A105

(CUSIP Number)

Brian T. McAnaney, Esq., General Electric Capital Corporation, 260 Long Ridge Road,

Stamford, Connecticut 06927

Michael M. Pastore, GE Asset Management Incorporated,

3003 Summer Street, Stamford, Connecticut 06905

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G0450A105	Page 2 of 27 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Insurance Private Equity Investors, L.L.C. I.R.S. #

2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,761,873 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,761,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,873

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.93% (9.4% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. G0450A105	Page 3 of 27 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Electric Pension Trust I.R.S. #14-6015763

2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,761,873 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,761,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,873

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.93% (9.4% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14	TYPE OF REPORTING PERSON* EP

SCHEDULE 13D

CUSIP No. G0450A105	Page 4 of 27 Pages

1

NAME OF REPORTING PERSON

SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

GE Asset Management Incorporated as Manager of Insurance Private Equity Investors, L.L.C. and as Investment Manager of GEPT (as defined below)

I.R.S. #06-1238874

2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,761,873 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,761,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,873

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.93% (9.4% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14	TYPE OF REPORTING PERSON* IA, CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 5 of 27 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Electric Company I.R.S. #14-0689340

2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER Disclaimed (see 11 below) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER Disclaimed (see 11 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by General Electric Company.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ Disclaimed (see 11 above)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above).

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 6 of 27 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Orbital Holdings, Ltd. I.R.S. #

2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 552,371 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 552,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,371

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.67% (9.4% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 7 of 27 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GE Capital Equity Investments, Ltd. I.R.S. #

2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 552,371 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 552,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,371

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.67% (9.4% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 8 of 27 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Electric Capital Corporation I.R.S. #13-1500700

2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 552,371 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 552,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,371

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.67% (9.4% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in Item 2)).

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. G0450A105	Page 9 of 27 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Electric Capital Services, Inc. I.R.S. #06-1109503

2	CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP* (a) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Disclaimed (see 11 below) 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER Disclaimed (see 11 below) 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ Disclaimed (see 11 above)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)

14	TYPE OF REPORTING PERSON* CO

Reference is made to the Statement on Schedule 13D filed on November 30, 2001, as amended by Amendment No. 1 thereto filed October 4, 2002 and amendment No. 2 thereto filed February 25, 2003 (as so amended, the “Schedule 13D”) on behalf of General Electric Company, a New York corporation (“GE”), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE (“GEAM”), General Electric Pension Trust, a New York common law trust (“GEPT”), Insurance Private Equity Investors, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of GEPT (“Insurance”), General Electric Capital Services, Inc., a Delaware corporation and directly or indirectly 100% owned by GE (“GECS”), General Electric Capital Corporation, a Delaware corporation and a subsidiary of GECS (“GECC”), GE Capital Equity Investments, Ltd., a Cayman Islands corporation and a wholly owned subsidiary of GECC (“GECEI”) and Orbital Holdings, Ltd. a Cayman Islands corporation and a wholly owned subsidiary of GECEI (“Orbital”). GE, GEAM, GEPT, Insurance, GECS, GECC, GECEI and Orbital are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”. Insurance, GEPT, GEAM, Orbital, GECEI, GECC and GECS each expressly disclaim that they are members of a “group”. GECS disclaims beneficial ownership of all shares held by GECC and its subsidiaries. GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a “group”. All capitalized terms used without definition in this Amendment No. 3 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

Item 2(f)	Citizenship

Item 2(f) of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

“All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule II through VIII are United States citizens, except that Claudio X. Gonzalez, a director of GE, is a citizen of Mexico, Andrea Jung, a director of GE, is a citizen of Canada, Yoshiaki Fujimori, an executive officer of GE, is a citizen of Japan, Ferdinando Beccalli, a director of GE, is a citizen of Italy and Gordon Chan, a director of GECEI, is a citizen of Canada.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

“(a) Each of Insurance, GEPT and GEAM beneficially owns 2,761,873 Common Shares, representing 7.93%1 of the Common Shares. Each of Orbital, GECEI and GECC beneficially

1 This percentage is based on 34,806,685 Common Shares outstanding, calculated by combining the 32,625,372 Common Shares outstanding as of March 22, 2004 as set forth in the Issuer’s Prospectus Supplement dated such date, to a prospectus dated January 27, 2004 and to a reoffer prospectus dated February 14, 2002 (the “Prospectus Supplement”), with 2,181,313 Common Shares that Insurance will receive on conversion of the Preference Shares.

owns 552,371 Common Shares representing 1.67%2 of the Common Shares. Insurance, GEPT, GEAM, Orbital, GECEI, GECC, GE and GECS each expressly disclaim that they are members of a “group” as such term is used in Section 13(d)(3) of the Exchange Act. If all of the Reporting Persons’ Common Shares were aggregated, the Reporting Persons would beneficially own 3,314,244 Common Shares representing 9.4%3 of the Common Shares.

(b) Insurance, GEAM and GEPT share the power to vote or direct the vote and power to dispose or direct the disposition of, 2,761,873 Common Shares, subject to the restrictions on voting described in Item 6 below. Orbital, GECEI and GECC share the power to vote or direct the vote and power to dispose or direct the disposition of, 552,371 Common Shares, subject to the restrictions on voting described in Item 6 below. Both GE and GECS disclaim any voting or dispositive power over the shares beneficially owned by GEPT, GEAM, Insurance, Orbital, GECC or GECEI.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

(c) Between February 18 and February 26, 2004 Insurance sold a total of 66,581 Common Shares and Orbital sold 13,319 Common Shares through a registered broker-dealer, pursuant to a registration statement, on the open market as set forth below:

Date of Disposition	Price at which Common Shares Sold	Common Shares Sold by Insurance	Common Shares Sold by Orbital
February 18, 2004	$42.4797	8,333	1,667
February 19, 2004	$41.6548	8,333	1,667
February 20, 2004	$41.2112	10,833	2,167
February 23, 2004	$41.1998	5,833	1,167
February 24, 2004	$41.3875	11,083	2,217
February 25, 2004	$41.9006	17,999	3,601
February 26, 2004	$41.8423	4,167	833

Total Amount of Common Shares Sold		66,581	13,319

2 This percentage is based on 33,061,634 Common Shares outstanding, calculated by combining the 32,625,372 Common Shares outstanding on March 22, 2004, as set forth in the Prospectus Supplement with 436,262 Common Shares that Orbital will receive on conversion of the Preference Shares.

3 This percentage is based on 35,242,947 Common Shares outstanding, calculated by combining the 32,625,372 Common Shares outstanding on March 22, 2004, as set forth in the Prospectus Supplement with 2,617,575 Common Shares that the Reporting Persons will receive on conversion of the Preference Shares.

(d) No other person except for the Reporting Persons are known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

(e) Not Applicable.”

Item 6.	Interest in Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following paragraph to the beginning of Item 6:

“In connection with an underwritten public offering of 4,425,000 Common Shares of the Issuer, each of Insurance and Orbital executed a lock-up agreement, whereby they agreed, for a period of 90 days beginning on March 22, 2004 and ending on June 20, 2004, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Common Shares of the Issuer or any securities convertible into or exchangeable or exercisable for Common Shares, whether now owned or hereafter acquired, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of their Common Shares, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise, (iii) publicly disclose the intention to make any such offer, sale, pledge, contract, grant or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the representative for the underwriters (the “Underwriters”) or (iv) without the prior written consent of the Underwriters, make any demand for, or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for the Common Shares.”

Item 7.	Materials to Be Filed as Exhibits

Exhibits I-VI to Schedule 13D are hereby incorporated by reference.

Exhibit VII to Schedule 13D is hereby deleted and the following is inserted in lieu thereof

“Exhibit VII	Power of Attorney of Orbital Holdings, Ltd., dated as of February 17, 2004.

Exhibit VIII	Power of Attorney for GE Capital Equity Investments, Ltd., dated as of February 17, 2004.

Exhibit IX	Power of Attorney of General Electric Capital Services, Inc., dated as of November 26, 2003.”

Schedules II, III, IV, V, VI, VII, and VIII.

Schedules II, III, IV, V, VI, VII and VIII to the Schedule 13D are hereby amended and restated in their entirety as set forth in the revised versions thereof attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2004

INSURANCE PRIVATE EQUITY INVESTORS, L.L.C.
By: GE Asset Management Incorporated, its Manager

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

GENERAL ELECTRIC PENSION TRUST
By: GE Asset Management Incorporated, its Investment Manager

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers

Name: John H. Myers
Title: Vice President

ORBITAL HOLDINGS, LTD.

By:	/s/ Andrea Assarat

Name: Andrea Assarat
Title: Attorney-in-Fact

GE CAPITAL EQUITY INVESTMENTS, LTD.

By:	/s/ Andrea Assarat

Name: Andrea Assarat
Title: Attorney-in-Fact

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Ronald Herman

Name: Ronald Herman
Title: Vice President

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Ronald Herman

Name: Ronald Herman
Title: Attorney-in-Fact

Schedule II

General Electric Pension Trust

The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

Trustees	Present Principal Occupation
David B. Carlson	Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT

Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

John H. Myers	Vice President of General Electric Company, President Chief Executive Officer of GEAM and Trustee of GEPT

Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT

John J. Walker	Executive Vice President – Chief Financial Officer of GEAM and Trustee of GEPT

Citizenship of All Trustees

U.S.A.

Schedule III

Insurance Private Equity Investors, L.L.C.

The Manager of Insurance Private Equity Investors, L.L.C. is GE Asset Management Incorporated (a Delaware corporation). Its principal place of business is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

GE Asset Management Incorporated

The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

Directors	Present Principal Occupation

David B. Carlson	Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT

Pamela K. Halligan	Vice President of Human Resources of GEAM

Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

John H. Myers	Vice President of General Electric Company, President Chief Executive Officer of GEAM and Trustee of GEPT

Geoffrey R. Norman	Executive Vice President of GEAM

Anthony J. Sirabella	Senior Vice President – Chief Information Officer of GEAM

Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT

John J. Walker	Executive Vice President – Chief Financial Officer of GEAM and Trustee of GEPT

William R. Wright	Executive Vice President of GEAM

Citizenship of all Directors

U.S.A

Executive Officers	Present Principal Occupation

John H. Myers	President and Chief Executive Officer

David B. Carlson	Executive Vice President – Domestic Equity Investments

Michael J. Cosgrove	Executive Vice President – Sales and Marketing

Ralph R. Layman	Executive Vice President – International Equity Investments

Alan M. Lewis	Executive Vice President – General Counsel and Secretary

Robert A. MacDougall	Executive Vice President – Fixed Income

Geoffrey R. Norman	Executive Vice President – Marketing

Donald W. Torey	Executive Vice President – Real Estate and Private Equities

John J. Walker	Executive Vice President – Chief Financial Officer

William R. Wright	Executive Vice President – GE Insurance

Anthony J. Sirabella	Senior Vice President – Chief Information Officer

Pamela K. Halligan	Vice President – Human Resources

William F. Ruoff, III	Vice President – Quality

Greg O. Bouleris	Senior Vice President – Strategic Operations

Stephen N. DeVos	Senior Vice President – Fixed Income

Kathryn Karlic	Senior Vice President – Fixed Income

Thomas M. Powers	Senior Vice President – GE Insurance

Paul M. Colonna	Senior Vice President – Fixed Income

William M. Healey	Senior Vice President – Fixed Income

Mark R. Delaney	Senior Vice President – Fixed Income

Gregory B. Hartch	Senior Vice President – Fixed Income

Kathleen S. Brooks	Vice President – Fixed Income

Vita-Marie Pike	Vice President – Fixed Income

Eric H. Gould	Vice President – Fixed Income

Craig M. Enright	Vice President – Fixed Income

Paul Gerard	Vice President – Fixed Income

Brad G. Postema	Vice President – Fixed Income

Cindy J. Heidel	Vice President – Fixed Income

Alfredo Chang	Vice President – Fixed Income

John W. Deaton	Vice President—Fixed Income

Frederick W. Jackson	Vice President – Fixed Income

Mark H. Johnson	Vice President – Fixed Income

Walter A. Neeves	Vice President – Fixed Income

Lora J. Simon	Vice President – Fixed Income

David A. Tiberii	Vice President – Fixed Income

Don J. Duncan	Vice President – Money Market Investments

Michael J. Caufield	Senior Vice President – Fixed Income

Craig M. Varrelman	Vice President – Fixed Income Product Manager

Susan M. Courtney	Vice President – Fixed Income

Stella V. Lou DeLucia	Vice President – Fixed Income

Brian Hopkinson	Senior Vice President – International Equity Portfolios

Daizo Motoyoshi	Senior Vice President – International Equity Portfolios

Jonathan L. Passmore	Senior Vice President – International Equity Portfolios

Michael J. Solecki	Senior Vice President – International Equity Portfolios

Judith A. Studer	Senior Vice President – International Equity Portfolios

T. Brent Jones	Vice President – International Equity Portfolios

Peter Gillespie	Vice President – International Equity Portfolios

Christian Langevin	Vice President – International Equity Portfolios

Paul Nestro	Vice President – International Equity Portfolios

Makoto F. Sumino	Vice President – International Equity Portfolios

Gail Snyder	Senior Vice President – GE Insurance

Deborah C. Towner	Senior Vice President – Real Estate

Philip A. Riordan	Senior Vice President – Real Estate

Jon M. Lucia	Senior Vice President – Fixed Income Private Placements

Morian C. Mooers	Vice President – Fixed Income Private Placements

Thomas D. Mockler	Vice President – Fixed Income

Robert McCorkle	Vice President – Fixed Income

John R. Endres	Vice President – Fixed Income Private Placements

Stephen R. De Motto	Vice President – Fixed Income Private Placements

Colin M. Elder	Vice President – Real Estate

Daniel J. Sheehan	Vice President – GE Insurance Risk

Curt Dawson	Vice President – Real Estate

B. Bradford Barrett	Vice President – Real Estate

Robert P. Gigliotti	Vice President – Real Estate

Gerald Karr	Vice President – Real Estate

James M. Mara	Senior Vice President – International Private Equities

Andreas T. Hildebrand	Vice President – Private Equities

Patrick J. McNeela	Vice President – Private Equities

James Mitchell, Jr	Vice President – Private Equities

Paolo G. M. Simonato	Vice President – International Private Equities

David W. Wiederecht	Vice President – Private Equities

Christopher D. Brown	Senior Vice President – Equity Portfolios

Damian J. Maroun	Senior Vice President – Equity Trading

Paul C. Reinhardt	Senior Vice President – Equity Portfolios

Nancy A. Ward	Senior Vice President – Equity Portfolios

Ralph E. Whitman	Senior Vice President – Equity Portfolios

Christopher W. Smith	Senior Vice President – Equity Investments

Richard L. Sanderson	Senior Vice President – Equity Research

Diane M. Wehner	Senior Vice President – Equity Portfolios

George A. Bicher	Vice President – Equity Investments

Clemence C. Garcia	Vice President – Equity Investments

Gerald L. Igou	Vice President – Equity Investments

Michael Isakov	Vice President – Equity Investments

Sandra J. O’Keefe	Vice President – Equity Investments

John H. Schaetzl	Vice President – Equity Investments

Christopher J. Sierakowski	Vice President – Equity Investments

Charles F. Stuart	Vice President – Equity Investments

Steven M. Fierstein	Vice President – Equity Investments

Thomas R. Lincoln	Vice President – Equity Investments

Anthony J. Mariani	Vice President – Equity Investments

Walter P. Ruane	Vice President – Equity Investments

Ravi K. Pamnani	Vice President – Equity Investments

Mary R. Stone	Vice President – Trade Operations

Ronald Gilbert	Senior Vice President – GE Insurance Risk

Gareth J. Davies	Vice President – Risk Management

Thomas R. Kinsley	Vice President – GE Insurance Finance

Sheri F. West	Vice President – Financial Planning & Analysis

Lowell E. Haims	Vice President – Controller

John F. Robbins	Vice President – Compliance

Jane E. Hackney	Vice President – Equity Portfolio Management

Robert M. Jarnutowski	Vice President – Fixed Income Private Placements

Erica K. Evans	Vice President – Client Portfolio Management

Michael J. Tansley	Vice President – Finance Integration Quality

Christopher J. Costello	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Leanne R. Dunn	Vice President – Assoc. Gen. Counsel Real Estate & Asst. Secretary

Jeanne M. La Porta	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Patricia Merrill	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Michael M. Pastore	Vice President – Assoc. Gen. Counsel Private Equities & Real Estate & Asst. Secretary

Daniel L. Furman	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Charles I. Middleton	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Margarette Shim	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Scott A. Silberstein	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Matthew J. Simpson	Senior Vice President, Gen. Counsel – Investment Services & Asst. Secretary

Citizenship of all Executive Officers

U.S.A

Schedule IV

General Electric Company

The names and principal occupations of the Directors of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

J.I. Cash, Jr.	General Electric Company	Former Professor of Business
	3135 Easton Turnpike	Administration-Graduate
	Fairfield, CT 06828	School of Business
Administration, Harvard University

D.D. Dammerman	General Electric Company	Vice Chairman of the Board and
	3135 Easton Turnpike	Executive Officer, General
	Fairfield, CT 06828	Electric Company; Chairman,
General Electric Capital Services, Inc.

A.M. Fudge	Young & Rubicam, Inc.	Chairman and Chief Executive
	258 Madison Avenue	Officer,
	New York, NY 10017	Young & Rubicam, Inc.

C.X. Gonzalez	Kimberly-Clark de Mexico,	Chairman of the Board
	S.A. de C.V.	and Chief Executive Officer,
	Jose Luis Lagrange 103,	Kimberly-Clark de Mexico,
	Tercero Piso	S.A. de C.V.
Colonia Los Morales
Mexico, D.F. 11510, Mexico

J.R. Immelt	General Electric Company	Chairman of the Board
	3135 Easton Turnpike	and Chief Executive
	Fairfield, CT 06828	Officer, General Electric Company

A. Jung	Avon Products, Inc.	Chairman and Chief
	1345 Avenue of the Americas	Executive Officer,
	New York, NY 10105	Avon Products, Inc.

A.G. Lafley	The Procter & Gamble Company	Chairman of the Board, President
	1 Procter & Gamble Plaza	and Chief Executive
	Cincinnati, OH 45202-3315	The Procter & Gamble Company

K.G. Langone	Invemed Associates, Inc.	Chairman, President and Chief
	375 Park Avenue	Executive Officer,
	New York, NY 10152	Invemed Associates, Inc.

R.S. Larsen	Johnson & Johnson	Former Chairman and Chief
	100 Albany Street	Executive Officer
Suite 200
New Brunswick, NJ 08901

R.B. Lazarus	Ogilvy & Mather Worldwide	Chairman and Chief
	309 West 49th Street	Executive Officer
New York, NY 10019-7316

S. Nunn	King & Spalding	Former Partner
	191 Peachtree Street, N.E.	King & Spalding
Atlanta, Georgia 30303

R.S. Penske	Penske Corporation	Chairman of the Board and
	2555 Telegraph Road	President, Penske Corporation
Bloomfield Hills, MI 48302-0954

A.C. Sigler	Champion International	Retired Chairman of the Board and
	Corporation	CEO and former Director,
	1 Champion Plaza	Champion International Corporation
Stamford, CT 06921

R.J. Swieringa	S.C. Johnson Graduate School	Anne and Elmer Lindseth Dean
	Cornell University	and Professor of Accounting
207 Sage Hall
Ithaca, NY 14853-6201

D.A. Warner III	J. P. Morgan Chase & Co.,	Former Chairman of the Board
The Chase Manhattan Bank and
Morgan Guaranty Trust Co. of New York
345 Park Avenue
New York, NY 10154

R.C. Wright	National Broadcasting	Vice Chairman of the Board and
	Company, Inc.	Executive Officer, General Electric
	30 Rockefeller Plaza	Company; Chairman and Chief
	New York, NY 10112	Executive Officer, National
Broadcasting Company, Inc.

Citizenship

C. X. Gonzalez	Mexico
Andrea Jung	Canada
All Others	U.S.A.

The names and principal occupations of the officers of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

J.R. Immelt	General Electric Company	Chairman of the Board and
	3135 Easton Turnpike	Chief Executive Officer
Fairfield, CT 06828

P.D. Ameen	General Electric Company	Vice President and Comptroller
3135 Easton Turnpike
Fairfield, CT 06828

F. Beccalli	General Electric Company	Senior Vice President – GE Europe
3135 Easton Turnpike
Fairfield, CT 06828

C. T. Begley	General Electric Company	Vice President –
	2901 East Lake Road	GE Transportation Systems
Erie, PA 16531

D.L. Calhoun	General Electric Company	Senior Vice President –
	1 Neumann Way	GE Aircraft Engines
Cincinnati, OH 05215

J.P. Campbell	General Electric Company	Senior Vice President –
	Appliance Park	GE Consumer Products
Louisville, KY 40225

W. H. Cary	General Electric Company	Vice President –
	3135 Easton Turnpike	Investor Communications
Fairfield, CT 06828

K.A. Cassidy	General Electric Company	Vice President and GE Treasurer
201 High Ridge Road
Stamford, CT 06905-3417

W.J. Conaty	General Electric Company	Senior Vice President –
	3135 Easton Turnpike	Human Resources
Fairfield, CT 06828

D.D. Dammerman	General Electric Company	Vice Chairman of the Board and
	3135 Easton Turnpike	Executive Officer, General
	Fairfield, CT 06828	Electric Company; Chairman,
General Electric Capital
Services, Inc.

B.B. Denniston III	General Electric Company	Vice President – General Counsel
3135 Easton Turnpike
Fairfield, CT 06828

S.C. Donnelly	General Electric Company	Senior Vice President –
	One Research Circle	GE Global Research
Niskayuna, NY 12309

S. Fitzsimons	General Electric Company	Vice President –
	3135 Easton Turnpike	Corporate Financial Planning
	Fairfield, CT 06828	and Analysis

M.D. Fraizer	General Electric Company	Senior Vice President –
	6620 W. Broad Street	GE Insurance
Richmond, VA 23230

Y. Fujimori	General Electric Company	Senior Vice President – GE Asia
21 Mita 1-chome
Meguro-ku 3d Floor Alto
Tokyo, Japan 153-0062

A.H. Harper	General Electric Company	Senior Vice President –
	260 Long Ridge Road	GE Equipment Management
Stamford, CT 06927

B.W. Heineman, Jr.	General Electric Company	Senior Vice President – Law
	3135 Easton Turnpike	and Public Affairs
Fairfield, CT 06828

J.M. Hogan	General Electric Company	Senior Vice President –
	P.O. Box 414	GE Medical Systems
Milwaukee, WI 53201

R.A. Jeffe	General Electric Company	Senior Vice President –
	3135 Easton Turnpike	Corporate Business Development
Fairfield, CT 06828

J. Krenicki	General Electric Company	Senior Vice President –
	1 Plastics Avenue	GE Advanced Materials
Pittsfield, MA 01201

M.A. Neal	General Electric Company	Senior Vice President –
	260 Long Ridge Road	GE Commercial Finance
Stamford, CT 06927

D.R. Nissen	General Electric Company	Senior Vice President –
	201 High Ridge Road	GE Consumer Finance
Stamford, CT 06905-3417

J.A. Parke	General Electric Company	Senior Vice President –
	260 Long Ridge Road	General Electric Company
	Stamford, CT 06927	Vice Chairman, GE Capital
Corporation

R.R. Pressman	General Electric Company	Senior Vice President –
	5200 Metcalf Avenue	Employers Reinsurance Corporation
Overland Park, KS 66201

G.M. Reiner	General Electric Company	Senior Vice President –
	3135 Easton Turnpike	Chief Information Officer
Fairfield, CT 06828

J.G. Rice	General Electric Company	Senior Vice President –
	4200 Wildwood Parkway	GE Power Systems
Atlanta, GA 30339

K.S. Sherin	General Electric Company	Senior Vice President – Finance
	3135 Easton Turnpike	and Chief Financial Officer
Fairfield, CT 06828

L.G. Trotter	General Electric Company	Senior Vice President –
	Appliance Park	GE Consumer Industrial
Louisville, KY 40225

W.A. Woodburn	General Electric Company	Senior Vice President –
	187 Danbury Road	GE Infrastructure
Wilton, CT 06897

R.C. Wright	National Broadcasting	Vice Chairman of the Board and
	Company, Inc.	Executive Officer, General
	30 Rockefeller Plaza	Electric Company; Chairman
	New York, NY 10112	and Chief Executive Officer,
National Broadcasting Company, Inc.

Citizenship

Ferdinando Beccalli	Italy
Yoshiaki Fujimori	Japan
All Others	U.S.A.

Schedule V

Orbital Holdings, Ltd.

DIRECTORS AND SENIOR OFFICERS

Name and Title	Principal Business Address

Ronald Herman	120 Long Ridge Rd.
Director and Vice President	Stamford, CT 06927

Frank Ertl	120 Long Ridge Road
Director and Secretary	Stamford, CT 06927

Citizenship of all Directors and Officers

U.S.A.

Schedule VI

GE Capital Equity Investments, Ltd.

DIRECTORS AND SENIOR OFFICERS

Name and Title	Principal Business Address

Ronald Herman	120 Long Ridge Rd.
Director and Chairman	Stamford, CT 06927

Frank Ertl	120 Long Ridge Road
Director and Secretary	Stamford, CT 06927

Gordon Chan	32 Reid Street, 3rd Floor
Director	Hamilton, HM 11 Bermuda

Citizenship of Directors and Officers

Ronald Herman

U.S.A.

Frank Ertl

U.S.A.

Gordon Chan

Canada

Schedule VII

General Electric Capital Corporation

Directors	Principal Occupation

David L. Calhoun	Chief Executive Officer
Director	GE Aircraft Engines
1 Neumann Way
Cincinnati, OH 45215

James A. Colica	Senior Vice President, Global Risk Management
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Dennis D. Dammerman	Vice Chairman and Executive Officer
Director and Chairman of the Board	GE Company
3135 Easton Turnpike
Fairfield, CT 06431

Brackett B. Dennison III	Vice President – General Counsel
Director	General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Arthur H. Harper	President, GE Equipment Management
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Jeffrey R. Immelt	Chairman and Chief Executive Officer
Director	General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Robert A. Jeffe	Senior Vice President, Corporate Business
Director	Development
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

John H. Myers	Chairman and President
Director	GE Investment Corporation
3003 Summer Street, 7th Fl.
Stamford, CT 06905

Michael A. Neal	President, GE Commercial Finance
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

David R. Nissen	President, Consumer Finance
Director	GE Capital Corporation
1600 Summer Street
Stamford, CT 06927

James A. Parke	Vice Chairman & Chief Financial Officer
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Ronald R. Pressman	Chairman, President & CEO
Director	Employers Reinsurance Corporation
5200 Metcalf
Overland Park, KS 66204

John M. Samuels	Vice President and Senior Counsel, Corporate
Director	Taxes
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Keith S. Sherin	Senior Vice President, Finance & Chief Financial
Director	Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Robert C. Wright	President and Chief Executive Officer
Director	National Broadcasting Company, Inc.
30 Rockefeller Plaza, 52nd Floor
New York, NY 10112

Citizenship of all Directors

U.S.A.

Executive Officers	Principal Occupation

Arthur H. Harper	President, GE Equipment Management
President	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Michael A. Neal	President, GE Commercial Finance
President	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

David R. Nissen	President, Consumer Finance
President	GE Capital Corporation
1600 Summer Street
Stamford, CT 06927

James A. Parke	Vice Chairman & Chief Financial
Vice Chairman and	Officer
Chief Financial Officer	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Ronald R. Pressman	Chairman, President & CEO
Executive Vice President	Employers Reinsurance Corporation
5200 Metcalf
Overland Park, KS 66204

Kathryn A. Cassidy	Senior Vice President, Corp. Treasury &
Senior Vice President	Global Funding
GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

James A. Colica	Senior Vice President, Global Risk
Senior Vice President	Management
GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Richard D’Avino	Senior Vice President, Taxes
Senior Vice President, Taxes	GE Capital Corporation
777 Long Ridge Road
Stamford, CT 06927

Robert L. Lewis	Senior Vice President,
Senior Vice President	GE Capital Corporation
120 Long Ridge Road
Stamford, CT 06927

Philip D. Ameen	Vice President and Controller
Vice President and Controller	GE Capital Corporation
3135 Easton Turnpike
Fairfield, CT 06431

Brian T. McAnaney	Vice President, General Counsel
Vice President, General Counsel and Secretary	and Secretary
GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Citizenship of all Officers

U.S.A.

Schedule VIII

General Electric Capital Services, Inc.

Directors	Principal Occupation

David L. Calhoun	Chief Executive Officer
Director	GE Aircraft Engines
1 Neumann Way
Cincinnati, OH 45215

James A. Colica	Senior Vice President, Global Risk
Director	Management
GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Dennis D. Dammerman	Vice Chairman and Executive Officer
Director and Chairman of the Board	GE Company
3135 Easton Turnpike
Fairfield, CT 06431

Brackett B. Dennison III	Vice President – General Counsel
Director	General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Arthur H. Harper	President, GE Equipment Management
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Jeffrey R. Immelt	Chairman and Chief Executive Officer
Director	General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Robert A. Jeffe	Senior Vice President, Corporate Business
Director	Development
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

John H. Myers	Chairman and President
Director	GE Investment Corporation
3003 Summer Street, 7th Fl.
Stamford, CT 06905

Michael A. Neal	President, GE Commercial Finance
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

David R. Nissen	President, Consumer Finance
Director	GE Capital Corporation
1600 Summer Street
Stamford, CT 06927

James A. Parke	Vice Chairman & Chief Financial Officer
Director	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Ronald R. Pressman	Chairman, President & CEO
Director	Employers Reinsurance Corporation
5200 Metcalf
Overland Park, KS 66204

John M. Samuels	Vice President and Senior Counsel,
Director	Corporate Taxes
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Keith S. Sherin	Senior Vice President, Finance & Chief
Director	Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Robert C. Wright	President and Chief Executive Officer
Director	National Broadcasting Company, Inc.
30 Rockefeller Plaza, 52nd Floor
New York, NY 10112

Citizenship of all Directors

U.S.A.

Executive Officers	Principal Occupation

Arthur H. Harper	President, GE Equipment Management
President	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Michael A. Neal	President, GE Commercial Finance
President	GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

David R. Nissen	President, Consumer Finance
President	GE Capital Corporation
1600 Summer Street
Stamford, CT 06927

James A. Parke	Vice Chairman & Chief Financial Officer
Vice Chairman and	GE Capital Corporation
Chief Financial Officer	260 Long Ridge Road
Stamford, CT 06927

Ronald R. Pressman	Chairman, President & CEO
Executive Vice President	Employers Reinsurance Corporation
5200 Metcalf
Overland Park, KS 66204

Kathryn A. Cassidy	Senior Vice President, Corp.
Senior Vice President	Treasury & Global Funding
GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

James A. Colica	Senior Vice President, Global Risk
Senior Vice President	Management
GE Capital Corporation
260 Long Ridge Road
Stamford, CT 06927

Richard D’Avino	Senior Vice President, Taxes
Senior Vice President, Taxes	GE Capital Corporation
777 Long Ridge Road
Stamford, CT 06927

Philip D. Ameen	Vice President and Controller
Vice President and Controller	GE Capital Corporation
3135 Easton Turnpike
Fairfield, CT 06431

Steven F. Kluger	Senior Vice President, Capital Markets
Senior Vice President, Capital Markets	GE Capital Corporation
3001 Summer Street
Stamford, CT 06927

Brian T. McAnaney	Vice President, General Counsel and Secretary
Vice President, General Counsel	GE Capital Corporation
and Secretary	260 Long Ridge Road
Stamford, CT 06927

Citizenship of all Officers

U.S.A.

EXHIBIT VII

GE CAPITAL EQUITY INVESTMENTS LTD.

UNANIMOUS WRITTEN RESOLUTIONS OF THE BOARD OF DIRECTORS OF THE COMPANY passed in accordance with Article 21 of the Company’s Articles of Association.

We undersigned being all of the Members of the Board of Directors of GE CAPITAL EQUITY INVESTMENTS LTD. a company organized and existing under the laws of the Cayman Islands (the “Company”), acting by written consent without a Meeting do hereby consent to the adoption of the following Resolutions:

RESOLVED, that the Board of Directors hereby approves the sale of any of the securities held by Orbital Holdings, Ltd. in Arch Capital Group Ltd., and the execution and delivery on behalf of the Company of any and all documents required in connection with or arising out of such sale, including, without limitation, any Schedule 13D, Schedule 13G or Forms 3, 4 and 5 or any amendments thereto required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

RESOLVED, that any one director is hereby authorized to take any and all actions necessary to effectuate the foregoing resolution, including, but not limited to, the execution of any and all documentation in connection therewith.

Delegation of Authority

RESOLVED, that the power to appoint an attorney of the Company in accordance with Section 8 of the Company’s Articles of Association is hereby delegated to any one of Ronald Herman, Frank Ertl and Gordon Chan individually in their capacity as a Director of the Company.

This consent may be executed in one or more counterparts and by facsimile copies of the signatures of the parties hereto, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

/s/ Ronald Herman

RONALD HERMAN	February 17, 2004

/s/ Frank Ertl

FRANK ERTL	February 17, 2004

/s/ Gordon Chan

GORDON CHAN	February 17, 2004

POWER OF ATTORNEY

The undersigned, GE Capital Equity Investments Ltd., a company organized and existing under the laws of the Cayman Islands (hereinafter referred to as the “Company”) does hereby make, constitute and severally appoint the persons listed below as the Company’s true and lawful agent and attorney-in-fact (hereinafter referred to as the “Attorney”) to act in the name and on behalf of the Company for and with respect to the matters hereinafter described.

Name of Attorney:	Lorraine Hliboki
Andrea Assarat

The Attorney shall severally have the power and authority to do the following:

To execute and deliver any Schedule 13D, Schedule 13G or Forms 3, 4 and 5 or any amendments thereto required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 on behalf of the Company with regard to any securities owned by Orbital Holdings, Ltd. in Arch Capital Group Ltd.

And, in connection with the foregoing, to execute and deliver all documents, acknowledgments, consents and other agreements and to take such further action as may be necessary or expedient in order to carry out the above-referenced transactions.

Agreements, commitments, documents, instruments, and other writings executed by the Attorney in accordance with the terms hereof shall be binding upon the Company without attestation and without affixation of the seal of the Company. The Power of Attorney conferred hereby shall not be delegable by any Attorney. The Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

Unless sooner revoked by the Company, this Power of Attorney shall be governed under the laws of the Cayman Islands and the authority of the Attorney hereunder shall terminate on May 1, 2004.

IN WITNESS WHEREOF, the Company has caused this Power of Attorney to be executed as a deed pursuant to authority granted by the Company’s board of directors, as of the 17th day of February, 2004.

GE Capital Equity Investments Ltd.

/s/ Frank Ertl

Frank Ertl
Director

EXHIBIT VIII

ORBITAL HOLDINGS. LTD.

UNANIMOUS WRITTEN RESOLUTIONS OF THE BOARD OF DIRECTORS OF THE COMPANY passed in accordance with Article 21 of the Company’s Articles of Association.

We undersigned being all of the Members of the Board of Directors of ORBITAL HOLDINGS, LTD., a company organized and existing under the laws of the Cayman Islands (the “Company”), acting by written consent without a Meeting do hereby consent to the adoption of the following Resolutions:

RESOLVED, that the Board of Directors hereby approves the sale of any of the securities held by the Company in Arch Capital Group Ltd., and the execution and delivery of any and all documents required in connection with or arising out of such sale, including, without limitation, any Schedule 13D, Schedule 13G or Forms 3, 4 and 5 or any amendments thereto required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

RESOLVED, that any one director is hereby authorized to take any and all actions necessary to effectuate the foregoing resolution, including, but not limited to, the execution of any and all documentation in connection therewith.

Delegation of Authority

RESOLVED, that the power to appoint an attorney of the Company in accordance with Section 8 of the Company’s Articles of Association is hereby delegated to any one of Ronald Herman, Frank Ertl and Ian Sharpe individually in their capacity as a Director of the Company.

This consent may be executed in one or more counterparts and by facsimile copies of the signatures of the parties hereto, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

/s/ Ronald Herman

RONALD HERMAN	February 17, 2004

/s/ Frank Ertl

FRANK ERTL	February 17, 2004

/s/ Ian Sharpe

IAN SHARPE	February 17, 2004

POWER OF ATTORNEY

The undersigned, Orbital Holdings, Ltd., a company organized and existing under the laws of the Cayman Islands (hereinafter referred to as the “Company”) does hereby make, constitute and severally appoint the persons listed below as the Company’s true and lawful agent and attorney-in-fact (hereinafter referred to as the “Attorney”) to act in the name and on behalf of the Company for and with respect to the matters hereinafter described.

Name of Attorney:	Lorraine Hliboki
Andrea Assarat

The Attorney shall severally have the power and authority to do the following:

To execute and deliver any Schedule 13D, Schedule 13G or Forms 3, 4 and 5 or any amendments thereto required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 on behalf of the Company with regard to any securities owned by the Company in Arch Capital Group Ltd.

And, in connection with the foregoing, to execute and deliver all documents, acknowledgments, consents and other agreements and to take such further action as may be necessary or expedient in order to carry out the above-referenced transactions.

Agreements, commitments, documents, instruments, and other writings executed by the Attorney in accordance with the terms hereof shall be binding upon the Company without attestation and without affixation of the seal of the Company. The Power of Attorney conferred hereby shall not be delegable by any Attorney. The Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

Unless sooner revoked by the Company, this Power of Attorney shall be governed under the laws of the Cayman Islands and the authority of the Attorney hereunder shall terminate on May 1, 2004.

IN WITNESS WHEREOF, the Company has caused this Power of Attorney to be executed as a deed pursuant to authority granted by the Company’s board of directors, as of the 17th day of February, 2004.

Orbital Holdings, Ltd.

/s/ Frank Ertl

Frank Ertl
Director

EXHIBIT IX

POWER OF ATTORNEY

The undersigned, General Electric Capital Services, Inc., a Delaware corporation (hereinafter referred to as the “Corporation”) does hereby make, constitute and appoint the persons listed below as the Corporation’s true and lawful agent and attorney-in-fact (hereinafter referred to as the “Attorney”) to act either together or alone in the name and on behalf of the Corporation for and with respect to the matters hereinafter described.

Name of Attorney:

Michael A. Gaudino	Barbara J. Gould
James Ungari	Peter J. Muniz
Preston Abbott	Robert L. Lewis
Barbara Lane	Wendy E. Ormond
Leon E. Roday	Amy Fisher
Mark F. Mylon	Nelson Gonzalez
Ward Bobitz	Ricardo Silva
Patricia Merrill	Michael E. Pralle
John L. Flannery	Joseph E. Parsons
Ronald Herman	Mark D. Kaplow
Frank Ertl	Stewart Koenigsberg
Kevin Korsh

Each Attorney shall have the power and authority to do the following:

To execute and deliver any Schedule 13D, Schedule 13G or Forms 3, 4 and 5 or any amendments thereto required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 on behalf of the Corporation with regard to any securities owned by the Corporation, General Electric Capital Corporation or any of their subsidiaries.

And, in connection with the foregoing, to execute and deliver all documents, acknowledgments, consents and other agreements and to take such further action as may be necessary or convenient for the Corporation in order to more effectively carry out the intent and purpose of the foregoing.

Agreements, commitments, documents, instruments and other writings executed by the Attorney in accordance with the terms hereof shall be binding upon the Corporation without attestation and without affixation of the seal of the Corporation. The Power of Attorney conferred hereby shall not be delegable by any Attorney. The Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

Unless revoked by the Corporation, this Power of Attorney shall be governed under the laws of the State of New York and the authority of the Attorney hereunder shall terminate on November 15, 2004.

This Power of Attorney supersedes in its entirety the Power of Attorney granted by the Corporation on March 13, 2002 that was scheduled to expire on March 31, 2004.

IN WITNESS WHEREOF, the Corporation has caused this Power of Attorney to be executed, attested and its corporate seal to be affixed pursuant to authority granted by the Corporation’s board of directors, as of the 26th of November, 2003.

General Electric Capital Services, Inc.
(Corporate Seal)

	By:	/s/ Brian T. McAnaney

Brian T. McAnaney, Vice President
General Counsel and Secretary

Attest:
/s/ Keith Morgan

, Assistant Secretary